Exhibit (a)(1)(A)

COMPANY NOTICE
To the Holders of
CHESAPEAKE ENERGY CORPORATION
2.25% Contingent Convertible Senior Notes due 2038
CUSIP 165167CB1*

Reference is hereby made to the Indenture dated as of May 27, 2008, as supplemented, among Chesapeake Energy Corporation (the “Company”), the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”) (the “Indenture”), pursuant to which the 2.25% Contingent Convertible Senior Notes due 2038 of the Company (the “Notes”) were issued.
In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest up to, but excluding, December 15, 2018 (the “Repurchase Date” and such amount, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”), provided, however, that accrued but unpaid interest will be paid to the holders in whose names the Notes are registered at the close of business on the record date, which is December 1, 2018. The Offer expires at 5:00 p.m., New York time, on December 12, 2018 (the “Expiration Time”). This Company Notice is being sent pursuant to the provisions of Section 3.08 of the Indenture.
Holders of certificated Notes in non-global form who decide to accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price must (i) deliver the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (as defined below) before the Expiration Time and not have validly withdrawn the Repurchase Notice as of 5:00 p.m., New York time, on December 14, 2018 (the “Withdrawal Time”) and (ii) validly surrender the Notes to the Paying Agent (and not have withdrawn such Notes) with or at any time after the delivery of the Repurchase Notice.
Holders of the Notes who hold the Notes through accounts with The Depository Trust Company (the “DTC”) who decide to accept the Offer by the Company to purchase the Notes and receive payment of the Repurchase Price must validly surrender the Notes through the transmittal procedures of DTC’s automated tender offer program (“ATOP”) at any time before the Expiration Time and not have validly withdrawn the Notes as of the Withdrawal Time.
Notes surrendered for purchase may be withdrawn at any time before the Withdrawal Time.
The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.
The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts with DTC and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of ATOP before the Expiration Time, subject to the terms and conditions of that system.

The name and address of the Trustee, as Paying Agent and Conversion Agent, is as follows:
The Bank of New York Mellon Trust Company, N.A.
Attn: Eric Herr
111 Sanders Creek Parkway
East Syracuse, NY 13057

Dated: October 31, 2018	CHESAPEAKE ENERGY CORPORATION

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.
*    No representation is made as to the correctness of such number either as printed on the Notes or as contained in this Company Notice, and reliance may be placed only on the other identification printed on the Notes.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
IMPORTANT INFORMATION CONCERNING THE OFFER		5
1.	Information Concerning the Company.	5
2.	Information Concerning the Notes.	5
	2.1 The Company’s Obligation to Purchase the Notes.	5
	2.2 Repurchase Price.	5
	2.3 Conversion Rights of Notes.	6
	2.4 Market for the Notes and the Shares of the Company.	7
	2.5 Redemption.	9
	2.6 Fundamental Change.	9
	2.7 Ranking.	9
3.	Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.	9
	3.1 Method of Delivery.	10
	3.2 Repurchase Notice.	10
	3.3 Delivery of Notes.	10
4.	Right of Withdrawal.	11
5.	Payment for Surrendered Notes.	12
6.	Notes Acquired.	12
7.	Plans or Proposals of the Company.	12
8.	Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.	13
9.	Purchases of Notes by the Company and its Affiliates.	14
10.	Material United States Federal Income Tax Considerations.	14
11.	Additional Information.	19
12.	No Solicitation.	20
13.	Definitions.	20
14.	Conflicts.	20

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Notes?
Chesapeake Energy Corporation, an Oklahoma corporation, is offering to purchase all outstanding 2.25% Contingent Convertible Senior Notes due 2038 issued by it that are surrendered for purchase at the option of the holder thereof. As of October 30, 2018, there was $8,732,000 aggregate principal amount of Notes outstanding.
•Why is the Company making the Offer?
The Company is required to make the Offer under the terms of the Indenture and the Notes.

•	How much is the Company offering to pay?
Under the terms of the Indenture and the Notes, the Company will pay, in cash, a Repurchase Price equal to $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest up to, but excluding, the Repurchase Date with respect to any and all Notes validly surrendered for purchase and not validly withdrawn, provided, however, that accrued but unpaid interest will be paid to the holders in whose names the Notes are registered at the close of business on the record date, which is December 1, 2018.

•	What is the form of payment?
Under the terms of the Indenture, the Company must pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not validly withdrawn.

•	Are the Notes convertible into shares?
The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied. As of October 30, 2018, the conversion rate of the Notes was 12.4755, equivalent to a conversion price per share of approximately $80.157. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest.

•	How can I determine the market value of the Notes?
The Notes are listed on the New York Stock Exchange. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•	What does the board of directors of the Company think of the Offer?
The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•	When does the Offer expire?
The Offer expires at 5:00 p.m., New York time, on December 12, 2018 (the “Expiration Time”). The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•	What are the conditions to the Company’s purchase of the Notes?
Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Notes?
There are three ways to surrender your Notes for purchase pursuant to the Offer:

•
A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•	A holder who is a DTC participant should surrender its Notes electronically through DTC’s ATOP system before the Expiration Time, subject to the terms and procedures of that system.

•
While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a holder other than DTC or its nominee, a holder whose Notes are held in certificated form must (i) properly complete and execute the Repurchase Notice, and deliver the notice to The Bank of New York Mellon Trust Company, N.A., as Paying Agent, no later than the Expiration Time, with any other required documents and (ii) validly surrender the certificates representing the Notes to the Paying Agent with or at any time after the delivery of the Repurchase Notice.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.
Holders that surrender through DTC need not submit a physical repurchase notice to the Paying Agent if such holders comply with the transmittal procedures of DTC.

•	If I surrender, when will I receive payment for my Notes?
The Company will accept for payment all validly surrendered Notes. The Company will forward to the Paying Agent, on or prior to 11:00 a.m., New York time, on December 17, 2018, an amount of cash sufficient to pay the aggregate Repurchase Price for all Notes that have been validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders in accordance with the terms of the Indenture and the Notes. The Trustee has informed us that DTC is currently the sole record holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. To the extent that you are not a DTC participant, your broker, dealer, commercial bank, trust company or other nominee, as the case may be, will distribute the cash to you.
The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of December 17, 2018 and the time of valid surrender of such Notes to the Paying Agent.

•	Until what time can I withdraw previously surrendered Notes?
You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York time, on December 14, 2018 (the “Withdrawal Time”), which is the business day immediately preceding the Repurchase Date.

•	How do I withdraw previously surrendered Notes?
Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such holders comply with the withdrawal procedures of DTC prior to the Withdrawal Time. Any holder who desires to withdraw previously surrendered Notes evidenced by physical certificates must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to the Withdrawal Time.
Any such notice of withdrawal must include the principal amount of the Notes with respect to which such notice of withdrawal is being submitted and the principal amount, if any, of such Notes that remains subject to the original Repurchase Notice and that has been or will be delivered for repurchase by the Company.

•	Do I need to do anything if I do not wish to surrender my Notes for purchase?
No. If you do not surrender your Notes electronically through ATOP before the expiration of the Offer (or, if your Notes are evidenced by physical certificates, deliver a properly completed and duly executed Repurchase Notice to the Paying Agent), the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.

•	If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?
No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•	If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?
Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert the Notes in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied.

•	Will I have to pay U.S. federal income taxes if I surrender my Notes for purchase in the Offer?
The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult with your tax advisor regarding the actual tax consequences to you. For a discussion of the material U.S. federal income tax considerations relating to the Offer, see “Material United States Federal Income Tax Considerations.”

•	Who is the Paying Agent?
The Bank of New York Mellon Trust Company, N.A., the trustee for the Notes, is serving as the Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?
Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to The Bank of New York Mellon Trust Company, N.A. at 315-414-3362, Attn: Eric Herr.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.    Information Concerning the Company.
Chesapeake Energy Corporation is an Oklahoma corporation. The Company’s principal executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and its telephone number at that address is (405) 848-8000. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “CHK.”
The Company is an independent exploration and production company engaged in the acquisition, exploration and development of properties for the production of oil, natural gas and NGL from underground reservoirs. The Company owns a large and geographically diverse portfolio of onshore U.S. unconventional natural gas and liquids assets, including interests in approximately 14,900 oil and natural gas wells. The Company has leading positions in the liquids-rich resource plays of the Eagle Ford Shale in South Texas, the stacked pay in the Powder River Basin in Wyoming and the Anadarko Basin in northwestern Oklahoma. The Company’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana and East Texas.
2.    Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of May 27, 2008, as supplemented among the Company, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee. The description of the Notes and the Indenture set forth under the caption “Description of Notes” in the Prospectus dated May 20, 2008 forming a part of the Company’s registration statement on Form S-3 (No. 333-151011), is incorporated by reference herein.
2.1    The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, each holder of the Notes may require the Company to purchase on December 15, 2018 all or a portion of the holder’s Notes validly surrendered for purchase by the Expiration Time and not validly withdrawn prior to the Withdrawal Time. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.
If any Notes remain outstanding following expiration of the Offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the holders, in whole or in part, on December 15, 2023, December 15, 2028 and December 15, 2033, respectively, at purchase prices equal to $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, such repurchase date.
2.2    Repurchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest up to, but excluding, the Repurchase Date. The Company will pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn. The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. If by 11:00 a.m., New York time, on the business day following the Repurchase Date, the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes validly tendered and not withdrawn, then, unless the Company defaults in making payment of the Repurchase Price, (a) interest, if any, will cease to accrue on such Notes on and after the Repurchase Date and (b) the rights of the holders of such Notes will terminate other than the right to receive the Repurchase Price.
The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of common stock of the Company. Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of common stock the Company before making a decision whether to surrender their Notes for purchase.
None of the Company or its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of common stock of the Company and other relevant factors.
2.3    Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. The Notes are convertible under the following circumstances:

•
prior to December 15, 2036, during any calendar quarter commencing after May 27, 2008, and only during such calendar quarter, if for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, the last reported sale price per share of common stock of the Company is more than 125% of the conversion price per share of common stock of the Company for the Notes on the last trading day of such preceding calendar quarter;

•	on or after December 15, 2036, at all times on or after any date thereafter;

•
during the five consecutive business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of Notes for each trading day of such five trading-day period was less than 95% of the product of the average of the last reported sale prices per share of common stock of the Company for such five trading-day period and the then current conversion rate;

•	if the Notes have been called for redemption, at any time after the notice of such redemption is given and prior to the close of business on the business day immediately preceding the redemption date;

•	during specified periods upon the occurrence of specified distributions to holders of shares of the Company or specified corporate transactions; or

•
if the Company is party to a consolidation, merger, share exchange, sale of all or substantially all of its assets or other similar transactions, in each case pursuant to which the shares of common stock of the Company are subject to conversion into cash, securities or other property, from and after the effective date of such transaction.

As of October 31, 2018, these conditions had not been satisfied.

As of October 30, 2018, the conversion rate of the Notes was 12.4755, equivalent to a conversion price per share of approximately $80.157. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before December 15, 2018, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change. The Bank of New York Mellon Trust Company, N.A., the trustee for the Notes, serves as the Conversion Agent for the Notes.
Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes. Any Note as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn in accordance with the terms of the Indenture before the Withdrawal Time, as described in Section 4 below, and the Notes may otherwise be converted pursuant to Article 9 of the Indenture.
2.4    Market for the Notes and the Shares of the Company.

The Notes are listed on the New York Stock Exchange. On October 30, 2018, the last reported sales price of the Notes of the Company on the NYSE was $98.51 per Note. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC for the accounts of participants in DTC.
Although the Notes are not currently convertible, the Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. As of October 30, 2018, the conversion rate of the Notes was 12.4755, equivalent to a conversion price per share of approximately $80.157. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur prior to

December 15, 2018, the Company will, in some cases, increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.
The Company’s Notes are listed on the NYSE under the symbol “CHK38.” The following table presents the range of high and low quarterly intraday sales prices of the Notes, expressed as a percentage of the face value per $1,000 in principal amount of the Notes during the periods indicated in the principal market for such securities.

	Price
Fiscal Year Ended December 31,	High	Low
2016
First Quarter	$45.75	$13.56
Second Quarter	84.81	41.31
Third Quarter	92.94	78.63
Fourth Quarter	98.56	92.94
2017
First Quarter	$98.69	$97.63
Second Quarter	98.69	98.25
Third Quarter	98.50	86.75
Fourth Quarter	94.06	89.50
2018
First Quarter	$92.63	$89.50
Second Quarter	96.61	91.28
Third Quarter	98.54	96.15
Fourth Quarter (through October 30, 2018)	98.51	98.51
The Company’s shares are listed on the NYSE under the symbol “CHK.” The following table presents the range of high and low quarterly intraday sales prices of the Company’s shares during the periods indicated in the principal market for such securities.

	Price
Fiscal Year Ended December 31,	High	Low
2016
First Quarter	$5.76	$1.50
Second Quarter	7.59	3.53
Third Quarter	8.15	4.13
Fourth Quarter	8.20	5.14
2017
First Quarter	$7.32	$4.88
Second Quarter	6.59	4.38
Third Quarter	5.20	3.55
Fourth Quarter	4.38	3.41
2018
First Quarter	$4.34	$2.53
Second Quarter	5.44	2.81
Third Quarter	5.60	3.88
Fourth Quarter (through October 30, 2018)	4.98	3.16

On October 30, 2018, the last reported sales price of shares of the Company on the NYSE was $3.27 per share. As of October 30, 2018, there were 913,710,098 shares of the Company’s $0.01 par value common stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Company before making any decision to surrender your Notes pursuant to the Offer.

2.5    Redemption.

After the tenth business day after the Expiration Time, the Company, at its option, may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest up to but excluding the redemption date.
2.6    Fundamental Change.

A holder may require the Company to repurchase for cash his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest up to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture), unless the Fundamental Change Repurchase Date is after a record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders as of the record date and the price the Company is required to pay will be equal to the principal amount of the Notes.
2.7    Ranking.

The Notes are general unsecured senior obligations of the Company. The Notes rank equal in right of payment with all of the Company’s existing and future unsecured senior debt and senior in right of payment to any subordinated debt of the Company. Each of the guarantees of the Notes is the general unsecured, senior obligation of the related Subsidiary Guarantor (as defined in the Indenture) and ranks equal in right of payment with all other senior debt of such Subsidiary Guarantor and senior in right of payment to any subordinated debt of such Subsidiary Guarantor.
The Notes and the guarantees are effectively subordinated to all existing and future secured indebtedness of the Company, the subsidiaries of the Company and the Subsidiary Guarantors to the extent of the value of the assets securing such indebtedness.
3.    Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender the Notes with or at any time after delivery of the Repurchase Notice and do not withdraw the Notes before the Withdrawal Time. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If holders do not validly surrender their Notes in accordance with the terms of the Offer, their Notes will remain outstanding subject to the terms of the Notes.
3.1    Method of Delivery.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders (i) mail the required Repurchase Notice sufficiently in advance of December 12, 2018 to permit delivery to the Paying Agent prior to the Expiration Time, and (ii) validly surrender the Notes with or at any time after delivery of the Repurchase Notice.

3.2    Repurchase Notice.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts at DTC and that there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP before the Expiration Time will constitute a timely Repurchase Notice satisfying the holders’ notice requirements under the Indenture. The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.
The Indenture requires that the Repurchase Notice contain:

•	the relevant Repurchase Date;

•
if certificated Notes have been issued, the certificate numbers of the Notes being delivered for purchase (provided, that if the Notes are not in certificated form, the Repurchase Notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of Notes to be purchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•	a statement that the Notes are to be purchased by the Company as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture.
3.3    Delivery of Notes.

Notes in Certificated Form. While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a holder other than DTC or its nominee, to receive the Repurchase Price, holders of Notes in certificated form must deliver to the Paying Agent (i) deliver the Repurchase Notice before the Expiration Time and (ii) validly surrender the Notes to the Paying Agent with or at any time after the delivery of the Repurchase Notice.
Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.
Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the Expiration Time; and

•	electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system, before the Expiration Time.

In surrendering through ATOP, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of an agreement to be bound by the Repurchase Notice.
Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.
HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.
The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and delivery will be deemed made only when actually received by the Paying Agent.
4.    Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before the Withdrawal Time. In order to withdraw Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:

•
if the Notes with respect to such notice of withdrawal are certificated, the certificate number of the withdrawn Notes (provided, that if the Notes are in the form of a Global Note (as defined in the Indenture), then such notice of withdrawal must comply with appropriate DTC procedures applicable to the withdrawal of a Repurchase Notice;

•	the principal amount of the Notes with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Notes which remain subject to the original Repurchase Notice, which portion must be in principal amounts of $1,000 or integral multiples thereof.
Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.
5.    Payment for Surrendered Notes.

The Company will forward to the Paying Agent, before 11:00 a.m., New York time, on December 17, 2018, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. The Trustee has informed us that DTC is currently the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

In the event that after the date hereof physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, the Paying Agent will promptly cause the cash to be distributed to such Holder who has (i) delivered the Repurchase Notice before the Expiration Time and (ii) validly surrender the Notes to the Paying Agent with or at any time after the delivery of the Repurchase Notice.
The total amount of funds required by the Company to purchase all of the Notes is $8,830,235 (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use available cash of it and its affiliates to pay the Repurchase Price.
6.    Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.
7.    Plans or Proposals of the Company.

Except as described or incorporated by reference in this document, the Company presently has no plans that relate to or would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving any of its subsidiaries;

(2)	any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3)	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4)
any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Company;

(5)	any other material change in the Company’s corporate structure or business;

(6)
any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

(8)	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10)	any changes in the Company’s articles of incorporation or by-laws or its other governing instruments or other actions that could impede the acquisition of control of the Company.
8.    Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

To the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company have any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the Repurchase Date, neither the Company nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.
A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9.    Purchases of Notes by the Company and its Affiliates.

Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Expiration Time. Following that time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Company, our business and financial position and general economic and market conditions.

On or after the tenth business day after the Expiration Time, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date.
10.    Material United States Federal Income Tax Considerations.

The following discussion summarizes the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings, judicial decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary is limited to holders of the Notes who hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “holder” means either a U.S. Holder (as defined below) or a Non-U.S. Holder (as defined below) or both, as the context may require.
This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders that may be subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions,

•	tax-exempt organizations,

•	S corporations or other pass-through entities,

•	insurance companies,

•	mutual funds,

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities,

•	holders that are subject to the alternative minimum tax provisions of the Code,

•	certain expatriates or former long-term residents of the United States,

•	U.S. Holders that have a functional currency other than the U.S. dollar,

•	personal holding companies,

•	regulated investment companies,

•	real estate investment trusts,

•	tax consequences to an accrual method taxpayer required to recognize income no later than when such income is taken into account for financial accounting purposes, and

•	holders that hold the Notes as part of a hedge, conversion or constructive sale transaction, straddle, wash sale, or other risk reduction transaction.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Notes, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A beneficial owner that is a partnership and partners in such a partnership are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the Offer.
This discussion does not address U.S. federal taxes other than income taxes, or tax considerations arising under the laws of any foreign, state or local jurisdiction. No ruling has or will be obtained from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences relating to the Offer. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.
THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE OFFER. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES RELATING TO THE OFFER IN LIGHT OF YOUR OWN SITUATION.
Classification of the Notes.
Pursuant to the terms of the indentures for the Notes, we and each holder of Notes agreed to treat the Notes, for U.S. federal income tax purposes, as “contingent payment debt instruments” and to be bound by our application of the Treasury Regulations that govern contingent payment debt instruments (the “contingent payment debt regulations”), including our determinations of the rates at which interest is deemed to accrue on the Notes and the related “projected payment” schedules. The remainder of this discussion assumes that the Notes have been and will be treated in accordance with that agreement and our determinations. No authority directly addresses the treatment of all aspects of the Notes for U.S. federal income tax purposes. Accordingly, no assurance can be given that the IRS will agree with the tax characterizations and the tax considerations described in this summary. A different treatment of the Notes for U.S. federal income tax purposes could significantly alter the amount, character and treatment of income, gain or loss recognized in respect of the Notes from that which is described below. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local, and foreign tax consequences of treating the Notes as contingent payment debt instruments.
U.S. Holders.
The following discussion applies only to U.S. Holders of the Notes. As used in this discussion, a “U.S. Holder” is a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose worldwide income is subject to U.S. federal income tax, or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Surrender of Notes for Purchase. A U.S. Holder that receives cash in exchange for the surrender of Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference, if any, between (1) such U.S. Holder’s amount realized (generally, the amount of cash received pursuant to the Offer, including any amounts attributable to accrued interest) and (2) such U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to such U.S. Holder’s purchase price for the Note, increased by any interest previously accrued by such U.S. Holder with respect to such Note (ignoring any interest included under the contingent payment debt regulations by reason of differences between projected and actual contingent payments), and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the Note to such U.S. Holder. Under the contingent payment debt regulations, the amount realized may be reduced in certain circumstances if the projected payments on the Notes have exceeded the actual contingent payments and interest previously accrued on the Notes.
Any gain recognized by a U.S. Holder in respect of the Notes generally will be treated as interest income. Any loss recognized by a U.S. Holder in respect of the Notes generally will be treated as ordinary loss to the extent of the excess of previous interest accruals over the total net “negative adjustments” under the contingent payment debt regulations (which result from projected payments on the Notes exceeding the actual contingent payments) previously taken into account as an ordinary loss, with any remaining balance treated as a capital loss. Any such capital loss would be a long-term capital loss if the U.S. Holder’s holding period in the Note is more than one year. The deductibility of capital losses is subject to limitations.

Market Discount and Acquisition Premium. A U.S. Holder that purchased a Note at a price other than the issue price in the Note’s initial offering will have an adjusted tax basis in the Note that reflects market discount or acquisition premium, as applicable. Under the contingent payment debt regulations, the general rules for accrual of market discount or acquisition premium do not apply. Instead, the contingent payment debt regulations require a U.S. Holder to reasonably allocate the difference, if any, between its tax basis at the time of acquisition and the issue price (or adjusted issue price, as the case may be) to (1) daily portions of interest or (2) projected payments over the remaining term of the Note, with corresponding positive or negative adjustments as appropriate under the contingent payment debt regulations.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, trusts or estates are subject to a 3.8% tax, in addition to the otherwise applicable U.S. federal income tax, on the lesser of (1) the U.S. Holder’s “net investment income” (or undistributed “net investment income,” in the case of a trust or estate) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income, in the case of a trust or estate) for the relevant taxable year above a certain threshold (which in the case of an individual ranges from $125,000 to $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” generally includes, among other things, interest income on and capital gain from the disposition of securities like the Notes, subject to certain exceptions. A U.S. Holder should consult its own tax advisor regarding the applicability of this tax to the Notes.

Information Reporting and Backup Withholding. Payments to a U.S. Holder for the surrender of Notes pursuant to the Offer generally will be subject to information reporting on IRS Form 1099 unless the U.S. Holder is an exempt recipient (such as a corporation). In addition, such payments generally will be subject to backup withholding (currently at a rate of 24%) unless the U.S. Holder (1) is a corporation or other exempt recipient and, when required, demonstrates this fact or (2) provides its taxpayer identification number and satisfies certain certification requirements. A U.S. Holder that does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
Non-U.S. Holders.
The following discussion applies only to Non-U.S. Holders of the Notes. As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of a Note that is an individual, corporation, estate, or trust, in each case, that is not a U.S. Holder.
Surrender of Notes for Purchase. Subject to the discussions below regarding USRPIs (as defined below) and backup withholding, payments (including any amounts attributable to accrued interest) made to any Non-U.S. Holder for the surrender of Notes pursuant to the Offer generally will not be subject to U.S. federal income or withholding tax if (1) such payments are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States and (2) such Non-U.S. Holder satisfies each of the following requirements:

•	such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are a “related person,” each within the meaning of the Code; and

•
such Non-U.S. Holder certifies that it is not a U.S. person by providing a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, or appropriate substitute form to (1) us (or our paying agent) or (2) a securities clearing organization, bank or other financial institution that (i) holds customers’ securities in the ordinary course of its trade or business, (ii) holds the Non-U.S. Holder’s Notes on such Non-U.S. Holder’s behalf, (iii) certifies to us (or our paying agent) under penalties of perjury that it has received from such Non-U.S. Holder a signed, written statement and (iv) provides us (or our paying agent) with a copy of such statement.

If a Non-U.S. Holder does not satisfy each of the preceding requirements, then the amount of payments made to such Non-U.S. Holder for the surrender of Notes pursuant to the Offer that is attributable to interest with respect to the Notes (including any taxable gain treated as interest determined in the same manner as described above for U.S. Holders) generally will be subject to U.S. withholding tax at a rate of 30% unless (1) the Non-U.S. Holder is eligible for a reduced withholding rate or exemption under an applicable income tax treaty, in which case such Non-U.S. Holder must provide a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, or appropriate substitute form, or (2) the interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a treaty applies, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such Non-U.S. Holder must provide a properly completed IRS Form W-8ECI or appropriate substitute form.
Any payment made to any Non-U.S. Holder for the surrender of Notes pursuant to the Offer that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a treaty applies, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) generally will be subject to U.S. federal income tax on a net income basis at the rates and in the manner generally applicable to U.S. Holders as described above. In the case of a Non-U.S. Holder that is a foreign corporation, the after-tax portion of such payment may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty).
Treatment of USRPIs. Even if a Non-U.S. Holder satisfies the requirements described above to otherwise avoid U.S. federal income or withholding taxes, under the contingent payment debt regulations and Section 897 of the Code, payments made to any Non-U.S. Holder for the surrender of Notes pursuant to the Offer generally will be subject to U.S. federal income tax at rates generally applicable to U.S. persons if, with respect to such Non-U.S. Holder, the Notes are treated as “United States real property interests” within the meaning of the Code (“USRPIs”). Because we believe that we are a “U.S. real property holding corporation,” within the meaning of the Code, the Notes will be treated as USRPIs with respect to any Non-U.S. Holder who owns, or who has owned during the shorter of such Non-U.S. Holder’s holding period in the Notes or the five-year period ending on the date of the surrender, (1) more than 5% of the Notes, if the

Notes are treated as “regularly traded on an established securities market” or (2) Notes with a value greater than 5% of the value of our outstanding common stock as of the latest date such Notes were acquired, if the Notes are not treated as “regularly traded on an established securities market.” It is not entirely clear whether the Notes would be treated as “regularly traded on an established securities market” for this purpose. Moreover, if it were determined that a Non-U.S. Holder’s Notes were USRPIs by reason of clause (2), then the gross amount of payments made to such Non-U.S. Holder for the surrender of Notes pursuant to the Offer would be subject to a 15% U.S. federal withholding tax. The amount of any such withholding would be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required forms and information are furnished to the IRS in a timely manner. Non-U.S. Holders are urged to consult their own tax advisors regarding the possibility and the U.S. federal, state, local, and foreign tax consequences of treating the Notes as USRPI.

Information Reporting and Backup Withholding. Payments to a Non-U.S. Holder for the surrender of Notes pursuant to the Offer, and amounts withheld from such payments, generally will be subject to information reporting on IRS Form 1042-S. Generally, neither information reporting on IRS Form 1099 nor backup withholding (which would currently be imposed at a rate of 28%) will apply to the payments received by a Non-U.S. Holder for the surrender of the Notes if such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person by properly completing an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or such Non-U.S. Holder otherwise establishes an exemption from such information reporting and backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding would be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
11.    Additional Information.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.
The documents listed below contain important information about the Company and its financial condition and are herein incorporated by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2017;

•	the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•
the Company’s Current Reports on Form 8-K filed with the SEC on May 18, 2018, July 26, 2018, August 20, 2018 (as amended on Form 8-K/A on August 21, 2018), September 12, 2018, September 27, 2018, October 3, 2018, October 29, 2018 and October 30, 2018 (relating to the filing of the Agreement and Plan of Merger with WildHorse Resource Development Corporation) (excluding any information “furnished” but not “filed”);

•
The description of the Notes and the Indenture set forth under the caption “Description of Notes” in the Prospectus dated May 20, 2008, forming part of the Company’s registration Statement on Form S-3 (Registration No. 333-151011); and

•
The description of the Company’s common stock set forth under the caption “Description of Capital Stock” in the Company’s Current Report on Form 8-K filed on June 23, 2014, as the Company may update that description from time to time.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
12.    No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. The Bank of New York Mellon Trust Company, N.A., however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.
13.    Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.
14.    Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.
None of the Company or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

CHESAPEAKE ENERGY CORPORATION

October 31, 2018

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of October 31, 2018. The address of each such person is c/o Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Name	Title
Robert D. Lawler	President, Chief Executive Officer and Director
Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer
William M. Buergler	Senior Vice President and Chief Accounting Officer
Frank Patterson	Executive Vice President - Exploration and Production
M. Jason Pigott	Executive Vice President - Operations and Technical Services
James R. Webb	Executive Vice President - General Counsel and Corporate Secretary
R. Brad Martin	Chairman of the Board
Archie W. Dunham	Director and Chairman Emeritus
Gloria R. Boyland	Director
Luke R. Corbett	Director
Merrill A. Miller, Jr.	Director
Thomas L. Ryan	Director
Leslie Starr Keating	Director
Mark A. Edmunds	Director

Annex A